Michael Wilemon

Chief Financial Officer

iSatori, Inc.

15000 W. 6th Avenue, Suite 202

Golden, Colorado 80401

June 18, 2013

VIA EDGAR AND FACSIMILE

Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

iSatori, Inc.

Registration Statement on Form S-1/A

Filed June 4, 2013

File No. 333-188248

Dear Ms. Parker:

iSatori, Inc. (the “Company”) is in receipt of the comment letter dated June 14, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Registration Statement on Form S-1/A.  The Company filed via EDGAR an amended Registration Statement on Form S-1/A (the “Amended S-1”) on June 18, 2013 to reflect changes made in response to the Comment Letter.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Selling Stockholders, page 11

1.

In response to comment 1 from our letter dated May 23, 2013, you revised to disclose that Avidbank is a publicly traded entity, and also that Breakwater Investment Management LLC is the general partner which exercises investment control of Breakwater Structured Growth Opportunities Fund, L.P. However, we re-issue our prior comment in part. For each entity, please disclose the natural person(s) who has voting or investment control over the securities they own.

Response:  The Company has revised the disclosure as requested with regard to Breakwater Structured Growth Opportunities Fund, L.P.  Please see page 11 of the Amended S-1.

Avidbank Holdings, Inc. (“Avid”) is a publicly traded entity that first offered its shares to the public in September 2003 under the name The Private Bank of Pennsylvania (In Organization) pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Act”), provided by Section 3(a)(2) of the Act.  In July 2011, Avid changed its name to Avidbank Holdings, Inc.  Avid’s shares of common stock trade on the over the counter bulletin board under the symbol AVBH and Raymond James & Associates makes a market for Avid’s stock.  As an entity regulated by the Federal Deposit Insurance Corporation, and a California chartered bank regulated by the State of California Department of Financial Institutions, Avid is exempt from the filings typically required of a publicly traded entity pursuant to the Securities Act of 1934, as amended.  Furthermore, as a publicly traded entity, Avid has a board of directors, a chief executive officer and chief financial officer, as well as other individuals, who have significant and material input into investments made on behalf of Avid.  As such, there is no natural person who has voting or investment control over the Company securities beneficially owned by Avid.

Part II

Signatures

2.

We note that in response to comment 3 from our letter dated May 23, 2013 you revised to have Michael Wilemon, Chief Financial Officer, sign the registration statement on behalf of the registrant. However, we re-issue our prior comment. Please indicate who is singing in the capacities of your principal financial officer and your controller or principal accounting officer. See Instruction 1 to the Instructions to the Signatures section of Form S-1..

Response:  The Company has revised the disclosure as requested.  Please see the signature page to the Amended S-1.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 215-9174 ext. 101.

Sincerely,

/s/ Michael Wilemon

Michael Wilemon
Chief Financial Officer